

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Fernando Tennenbaum
Chief Financial Officer
Anheuser-Busch InBev SA/NV
Brouwerijplein 1
3000 Leuven, Belgium

> **Re: Anheuser-Busch InBev SA/NV**
> **Form 20-F for the Year ended December 31, 2020**
> **Filed March 19, 2021**
> **File No. 001-37911**

Dear Mr. Tennenbaum:

We have reviewed your August 3, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2021 letter.

Form 20-F for the Year Ended December 31, 2020

Notes to Consolidated Financial Statements
5. Segment reporting, page F-26

1. We note your response to prior comment 4 and the additional information you provided during our call with you on September 3, 2021. After careful consideration of this information as well as the guidance in IFRS 8, *Operating Segments*, we believe that IFRS 8 requires presentation of a single measure of segment profitability for each reportable segment, and therefore we object to your presentation of more than one measure of segment profitability in the footnotes to the financial statements in your Form 20-F. Please remove your disclosure of Normalized EBITDA, Normalized EBITDA Margin, and Normalized Profit from Operations (Normalized EBIT) from your segment footnote consistent with the guidance in paragraph 26 of IFRS 8.

You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing